FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr PA Schmidt a director of Gold Fields Limited, has retained some or all and/or sold his shares (Performance Vesting Restricted Shares ("PVRS")) which were awarded to him in terms of The Gold Fields Limited 2005 Share Plan, as amended.

Details of the transactions are set out below:

	PA Schmidt
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 June 2012
Number of Shares	7 179
Class of Security	Ordinary shares
Market Price per Share	R112.8988
Total Value	R810,500.49
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial
	PA Schmidt
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	04 June 2012
Number of Shares	1000
Class of Security	Ordinary shares
Market Price per Share	R115.1358
Total Value	R115,135.80
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities have been obtained.

06 June 2012
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 7 June 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
              Relations and Corporate Affairs